                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of:    January    , 2003
                   -------------    ------

Commission File Number     0-27322
                       ---------------------------------------------------------


                        Mountain Province Diamonds Inc.
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

   Suite 212, 525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X     Form 40-F
                                        ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes         No   X
                                      ---        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

[Mountain
Province
Diamonds Inc.
LOGO]

                                      Empire Towers I
                                      3633 E. Inland Empire Blvd., Suite 465
                                      Ontario, CA  91764
                                      Phone: (909) 466-1411
                                      Fax:   (909) 466-1409
                                      http://www.mountainprovince.com
                                      e-mail: mtnprovinvrel@worldnet.att.net

                                  NEWS RELEASE

January 6, 2003                                                     OTCBB: MPVI
                                                                    TSX: MPV

                           MOUNTAIN PROVINCE DIAMONDS
                              APPOINTS NEW CHAIRMAN


Mountain Province Diamonds Inc. (the "Company") is pleased to announce that Elizabeth Kirkwood, of Toronto, has been appointed Chairman of the Board of Directors. Ms. Kirkwood has been actively involved in diamond exploration in Canada since 1995. She has been a director of the Company since September 2001.

Ms. Kirkwood replaces Dr. Paul Shatzko who has retired as Chairman and director of the Company. David N. Siegel has also retired as a director to focus on his principal business interests.

The Board of Directors of the Company expresses its deep appreciation to Dr. Shatzko for his leadership and tireless effort on the Company's behalf. Dr. Shatzko founded the Company in 1987 and has been actively involved in advancing the Company from a grass roots exploration company to its present success and joint venture with De Beers.

Mr. Siegel, President and CEO of US Airways, in his resignation letter states that the turnaround challenges facing US Airways require his full attention for the foreseeable future and the demands on his time preclude him from continuing as a director. The directors thank him for his dedication and significant contribution to the Company.

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures Inc. (TSX-V: CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production.


Jan W. Vandersande Ph. D.
President and CEO




--------------------------------------------------------------------------------
USA Office: 3633 E. Inland Empire Blvd., Suite 465, Ontario, CA 91764
(909) 466-1411
CANADA Office: 525 Seymour Street, Suite 212, Vancouver, B.C. V6B 3H7
(604) 687-0122
Web Site: www.mountainprovince.com E-mail: MTNPROVINVREL@WORLDNET.ATT.NET

                                                                     ONTARIO
                                                            BRITISH COLUMBIA
                                                                     ALBERTA

                             FORM 53-901F (FORM 27)

                             MATERIAL CHANGE REPORT

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
                 SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)
                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

Item 1.  Reporting Issuer

         State the full name and address of the principal office in Canada of the reporting issuer:

         Mountain Province Diamonds Inc.
         525 Seymour Street, Suite 212
         Vancouver, B.C. V6C 1H2

Item 2.  Date of Material Change

         January 6, 2003

Item 3.  Press Release

         State the date and place(s) of issuance of the press release.

         The Press Release dated January 6, 2003 was forwarded to the Toronto Stock Exchange and disseminated via Canada Stockwatch, and Canada Corporate News (CCN Matthews) and Business Wire.

         A copy of the Press Release is attached as Schedule "A".

Item 4.  Summary of Material Change

         Provide a brief but accurate summary of the nature and substance of the material change.

         The Company announced the appointment of Elizabeth Kirkwood as the Chairman of the Board of Directors and the retirement of Dr. Paul Shatzko as Chairman and director of the Company and the retirement of David N. Siegel as a director of the Company.

Item 5.  Full Description of Material Change

         Supplement the summary required under item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

         The description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

         The above list merely described examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

         For a full description of the material change, see Schedule "A".

Item 6.  Reliance on Section 85(2) of the Securities Act (B.C.), Section
         75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions

         If the report is being filed on a confidential basis, state the reasons for such reliance. For B.C., refer to section 85(3) of the Act concerning the continuing obligations regarding reports filed under this subsection.

         Not Applicable.

Item 7.  Omitted Information

         Not Applicable.

Item 8.  Senior Officer

         To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

         Jan W. Vandersande
         President
         Tel: 1-909-466-1411

Item 9.  Statement of Senior Officer

         The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver this 6th day of January, 2003.

                                    MOUNTAIN PROVINCE DIAMONDS INC.

                                    Per:

                                    /S/ "Pradeep Varshney"
                                    --------------------------------
                                    Pradeep Varshney,
                                    Chief Financial Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

[Mountain
Province
Diamonds Inc.
LOGO]


                                  SCHEDULE "A"

                                        Empire Towers I
                                        3633 E. Inland Empire Blvd., Suite 465
                                        Ontario, CA  91764
                                        Phone: (909) 466-1411
                                        Fax:   (909) 466-1409
                                        http://www.mountainprovince.com
                                        e-mail: mtnprovinvrel@worldnet.att.net


                                  NEWS RELEASE

JANUARY 6th, 2002                                              OTCBB: MPVI
                                                               TSX: MPV


                           MOUNTAIN PROVINCE DIAMONDS
                              APPOINTS NEW CHAIRMAN

Mountain Province Diamonds Inc. (the "Company") is pleased to announce that Elizabeth Kirkwood, of Toronto, has been appointed Chairman of the Board of Directors. Ms. Kirkwood has been actively involved in diamond exploration in Canada since 1995. She has been a director of the Company since September 2001.

Ms. Kirkwood replaces Dr. Paul Shatzko who has retired as Chairman and director of the Company. David N. Siegel has also retired as a director to focus on his principal business interests.

The Board of Directors of the Company expresses its deep appreciation to Dr. Shatzko for his leadership and tireless effort on the Company's behalf. Dr. Shatzko founded the Company in 1987 and has been actively involved in advancing the Company from a grass roots exploration company to its present success and joint venture with De Beers.

Mr. Siegel, President and CEO of US Airways, in his resignation letter states that the turnaround challenges facing US Airways require his full attention for the foreseeable future and the demands on his time preclude him from continuing as a director. The directors thank him for his dedication and significant contribution to the Company.

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures Inc. (TSX-V: CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production.



Jan W. Vandersande Ph. D.
President and CEO


--------------------------------------------------------------------------------
USA Office: 3633 E. Inland Empire Blvd., Suite 465, Ontario, CA 91764
(909) 466-1411
CANADA Office: 525 Seymour Street, Suite 212, Vancouver, B.C. V6B 3H7
(604) 687-0122
Web Site: www.mountainprovince.com  E-mail: MtnProvInvRel@worldnet.att.net

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    Mountain Province Diamonds Inc.
                                    (Registrant)

Date     January 8, 2003            By: /S/  "Pradeep Varshney"
     ----------------------             -----------------------------------
                                        (Print)  Name: Pradeep Varshney
                                        Title:   Chief Financial Officer